GPM Petroleum LP

8565 Magellan Parkway, Suite 400

Richmond, VA 23227

October 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: H. Roger Schwall

Re:	GPM Petroleum LP
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
File No. 333-203507

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), GPM Petroleum LP, a Delaware limited partnership (the “Partnership”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1, as amended (File No. 333-203507) (the “Registration Statement”), together with all exhibits thereto. The Registration Statement was originally filed with the Commission on April 20, 2015, and most recently amended on September 3, 2015.

The Partnership has elected to withdraw the Registration Statement at this time. The filing has been inactive since the Partnership’s last filing on September 3, 2015. The Registration Statement was not declared effective by the Commission. No sales of the Partnership’s securities have been completed pursuant to the Registration Statement.

The Partnership acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Partnership requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Partnership’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747 if you have any questions regarding this request for withdrawal.

Securities and Exchange Commission

October 7, 2016

Very truly yours,

GPM PETROLEUM LP

By: GPM PETROLEUM GP, LLC, its general partner

By:	/s/ Arie Kotler
Name:	Arie Kotler
Title:	Chairman, President and Chief Executive Officer

By:	/s/ Don Bassell
Name:	Don Bassell
Title:	Chief Financial Officer

cc:	Karina Dorin (Securities and Exchange Commission)

Maury Bricks (GPM Petroleum GP, LLC)

Gillian A. Hobson, Vinson & Elkins L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.